SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of  APRIL ,  2003.
                                        -------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   April 30, 2003                  By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

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                                     - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.       REPORTING ISSUER

         The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         April 30, 2003

3.       PRESS RELEASE

         A press release dated April 30, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         Please see attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

         Not Applicable




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                                     - 2 -

7.       OMITTED INFORMATION

         Not Applicable

8.       SENIOR OFFICER

         The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         William Lee
         Chief Financial Officer
         Phone:  (604) 687-1828

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 30th day of April, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com  E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR   OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                      April 30, 2003


           THIRD STYLE OF SILVER-COPPER-LEAD MINERALIZATION DISCOVERED
                               AT NAVIDAD PROJECT


IMA Exploration Inc (IMR - TSX.V) is pleased to announce that that the Company's exploration team has identified a third style of silver-copper-lead mineralization that is believed to have substantial size and grade potential at the Company's 100% owned Navidad Project in Patagonia, Argentina.

The newly discovered third style of silver-copper-lead mineralization is within breccias proximal to the Navidad Hill flow dome. Results ranged from 6 ounces per tonne ("oz/t") to 180 oz/t silver (205 to 6,120 grams per tonne "g/t"), 0.1 to 14.9% copper, and 0.2 to 25.3% lead in eleven samples (9 chip and 2 grab samples) for which assays have been received.

Previously announced results from the Navidad Project include over 402 metres of mapped bonanza-grade structures averaging 191 oz/t silver (6,537 g/t), 3.5% copper, and 16.6% lead and over 3.2 kilometres mapped strike length of stratabound replacement-style mineralization averaging 4.61 oz/t silver (158 g/t) and 8.9% lead.

Geologic observations have confirmed earlier interpretations that the Navidad discovery represents a silver-enriched epithermal to VMS system similar in geologic setting to the Eskay Creek deposit. These observations indicate that the mineralizing system was emplaced in a shallow marine or lagunal environment and include laminated to bedded semi-massive sulphides, bedded barite, and exhalative chert and carbonate layers containing highly anomalous silver, lead, and zinc.

A detailed $300,000 to $400,000 surface program has commenced with the mobilization of Quantec Geoscience Argentina S.A. (subsidiary of Quantec Geoscience Ltd.) to conduct an IP survey on Navidad. The IP survey will include test lines of pole-dipole IP and approximately 70 kilometres of gradient IP (contingent on results). Geophysical work will include both induced polarization
(IP) and gravimetric surveys and will test a large area with no rock outcrop peripheral to outcropping mineralization that is thought to have excellent potential for additional replacement-style mineralization and/or stratiform massive sulphide lenses. In addition, detailed rock sampling and mapping over the entire target area is ongoing, as well as infill soil sampling and regional reconnaissance work.

The Navidad Project is located well to the east of the Patagonian cordillera in generally low relief that is primarily used for sheep ranching. IMA is working with members of the local community in order to ensure that our exploration efforts provide local employment and result in a positive contribution to the local economies and social infrastructure.

IMA Exploration Inc. has a strong treasury of over $4,000,000 to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at HTTP://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2003 Number 16

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